Mail Stop 4561

April 24, 2008

Philippe Tartavull
Chief Executive Officer and President
Hypercom Corporation
2851 West Kathleen Road
Phoenix, AZ 85053
(602) 504-5000

>   **Re: Hypercom Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>   **Filed March 14, 2008**
>   **File No. 001-13521**

Dear Mr. Tartavull:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.   We are in receipt of your confidential treatment request, CF Control #21770. Comments with respect to the application will be provided promptly in a separate letter.

Business

Product Lines and Services

Services, page 9

2.   In your discussion of services, you indicate on page 10 that Trusted Transaction
        Services will provide a support infrastructure for your multi-application operating
        systems to deliver transactions to processing entities and that you believe it will
        continue to support your growth beyond the payments industry into the
        information delivery market. Please ensure that future discussion clarifies the
        current status of these applications. Refer to Item 101(c)(1)(ii) of Regulation S-K.

Proprietary Rights, page 14

3.   You indicate that you rely upon patents, copyrights and trademark and trade
        secret laws to establish and maintain your proprietary rights in your technology
        and products. Please clarify their importance and the duration of your current
        patents. See Item 101(c)(1)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 31

4.   Please consider including an "Overview" of management's perspective on
        Hypercom to provide an executive level overview that provides context for the
        remainder of the management's discussion and analysis. For example, identify
        the factors that Hypercom's executives focus on in evaluating financial condition
        and operating performance. Consider addressing the material operations, risks
        and challenges facing Hypercom and how management is dealing with these
        issues. We note your disclosure regarding reconfiguring and restructuring of your
        global sales and marketing organizations as well as the outsourcing of
        manufacturing and consolidation of software, repairs and maintenance globally.
        Consider enhancing your disclosure to address any material trends regarding these
        decisions. It also appears that you are experiencing a trend of increasing product
        revenues in EMEA as well as the Americas and service revenue growth related to
        two recent acquisitions. As other examples, consider whether discussion should
        be added regarding pricing pressure. Refer to Release No. 33-8350.

Overview of Financial Results, page 35

5.   In your discussion of "Year 2007" you indicate that increases in product revenue
        resulted principally from gains in mobile and multi-lane products. Your
        disclosure in this regard should discuss the extent to which this increase was
        attributable to an increase in prices or in the volume or amount of goods being

sold. We note similar discussion should be provided under "Net revenue" on page 40. See Item 303(a)(3)(iii) of Regulation S-K.

Results of Continuing Operations, page 39

6.   Tell us what consideration you gave to discussing the impact of inflation and changing prices on your net revenue and on income (loss) from continuing operations. See Item 303(a)(3)(iv) of Regulation S-K.

7.   In your comparison of the results of operations between the periods, you sometimes refer to two or more sources as components that contributed to a material change. Tell us what consideration you gave to quantifying the amount of the changes that were due to each of the factors or events that you identify. For example, we note several factors identified without quantification in your discussion of the changes in net revenue, cost of revenue and gross profit, and revenue and operating results of your business segments. See Section III. D of SEC Release 33-6835.

Contractual Obligations, page 49

8.   Tell us what consideration you gave to including FIN 48 liabilities in your table of contractual obligations. Refer to the SEC Regulations Committee Meeting minutes on April 17, 2007.

Controls and Procedures

Changes in Internal Control over Financial Reporting, page 52

9.   You state that there was no significant change during the most recently completed fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us that there were no changes in your internal controls over financial reporting during your fourth fiscal quarter of 2007 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In addition, please revise your disclosures in future filings to comply with Item 308(c) of Regulation S-K.

Consolidated Balance Sheets, page 57

10.   We note that accrued other liabilities represent approximately 23% and 18% of total current liabilities as of December 31, 2007 and 2006, respectively. Tell us

what consideration you gave to disclosing any item(s) in excess of 5% of total current liabilities pursuant to Rule 5-02.20 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 64

11.   We note your disclosure on page 47 indicating that in 2007 you extended payment terms for certain high credit rated customers. Describe the reasons for extending payment terms to these customers and the significant terms and conditions of the extension. Tell us whether this is a standard business practice and whether you have a history of successfully collecting under the original payment terms without making concessions. Explain how you determined that the fee was fixed or determinable under SAB Topic 13, specifically addressing footnote 5.

Note 3. Business Acquisitions, page 68

12.   We note your disclosures that the purchase price allocations for the ACG Group and TPI Software acquisitions were based upon independent valuation analyses. Following Securities Act Rule 436(b) of Regulation C, your filing should name the independent parties from whom you obtained these analyses and include the experts' consents in order to alleviate having to obtain new consents for existing registration statements that automatically incorporate by reference any subsequently filed Form 10-Ks or Form 10-Qs. Tell us what consideration you gave to this rule.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief